SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.12)*

Epicor Software Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29426L108
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
(b)     [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
4,774,558

8SHARED VOTING POWER
0

9.SOLE DISPOSITIVE POWER
4,774,558

10.SHARED DISPOSITIVE POWER
0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,774,558

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
(b)     [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8SHARED VOTING POWER
7,161,826

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
7,161,826

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,161,826

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
(b)     [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8SHARED VOTING POWER
7,161,826

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
7,161,826

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,161,826

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14.TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.001 par value (the "Common Stock"), of Epicor Software Corporation (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisers Inc. (“EICA” and collectively, the “Reporting Persons”) as of April 12, 2011 and amends and supplements the Schedule 13D filed on August 18, 2008, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

Elliott beneficially owns 4,774,553 shares of Common Stock, consisting of: (i) 3,419,779 shares of Common Stock and (ii) 2-3/8% Convertible Bonds due May 15, 2027 (“Convertible Bonds”) convertible into 1,354,774 shares of Common Stock.  Elliott owns 1,677,839 of its 3,419,779 shares of Common Stock and its Convertible Bonds through The Liverpool Limited Partnership, a wholly-owned subsidiary of Elliott.  The 4,774,553 shares of Common Stock individually beneficially owned by Elliott constitute 7.4% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 7,161,826 shares of Common Stock, consisting of: (i) 5,129,666 shares of Common Stock and (ii) Convertible Bonds convertible into 2,032,160 shares of Common Stock.  The 7,161,826 shares of Common Stock individually beneficially owned by Elliott International and EICA constitute 11.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 11,936,379 shares of Common Stock constituting 17.9% of all of the outstanding shares of Common Stock.

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

The Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 4, 2011, by and among the Issuer, Eagle Parent, Inc., a Delaware Corporation (“Parent”), and Element Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub”).  Pursuant to the Merger Agreement, Acquisition Sub shall conduct a tender offer for all of the issued and outstanding shares of Common Stock (the “Offer”) and to merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”).

    On April 10, 2011, Elliott Management Corporation, a Delaware corporation that provides management services to the Reporting Persons (“EMC”), entered into a Tender and Support Agreement, entered into by and among EMC, Parent and Acquisition Sub (the “Tender and Support Agreement”).  Pursuant to the Tender and Support Agreement, EMC agreed that the shares of Common Stock owned by the Reporting Persons will be tendered into the Offer and to vote such shares in favor of the Merger and the other transactions contemplated by the Merger Agreement.

The above description of the Tender and Support Agreement is qualified in its entirety by the Tender and Support Agreement, a copy of which is attached hereto as Exhibit K, which is incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented by the following:

Except as described above in Item 4 and previously in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to the Board dated October 1, 2008 (previously filed)

Exhibit C - Schedule TO filed by Elliott ERP LLC on October 15, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit D - Schedule TO-T/A (Amendment No.1) filed by Elliott ERP LLC on November 4, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit E - Schedule TO-T/A (Amendment No.2) filed by Elliott ERP LLC on November 6, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit F - Schedule TO-T/A (Amendment No.3) filed by Elliott ERP LLC on November 19, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit G - Schedule TO-T/A (Amendment No.4) filed by Elliott ERP LLC on November 21, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit H - Schedule TO-T/A (Amendment No.5) filed by Elliott ERP LLC on November 24, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit I – Agreement between the Reporting Persons and the Issuer dated February 24, 2009 (previously filed)

Exhibit J – Elliott Press Release, dated April 4, 2011

Exhibit K – Tender and Support Agreement, dated April 10, 2011

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 14, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
            Vice President

EXHIBIT G

TENDER AND SUPPORT AGREEMENT

THIS TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated April 10, 2011, is by and among Eagle Parent, Inc., a Delaware Corporation (“Parent”), Element Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), and Elliott Management Corporation (the “Shareholder”).

WHEREAS, Parent, Acquisition Sub and Epicor Software Corporation, a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of April 4, 2011 (as amended, the “Merger Agreement”), which provides, among other things, for Acquisition Sub to (i) conduct a tender offer for all of the issued and outstanding shares of Common Stock (as defined below) of the Company (the “Offer”) and (ii) merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), in each case of (i) and (ii), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement);

WHEREAS, the Shareholder or its affiliated funds own shares of Company Common Stock;

WHEREAS, the Shareholder desires to vote or cause to be voted such shares of Company Common Stock and any other shares of Company Common Stock or other voting securities of the Company that may be owned by the Shareholder or any of its affiliated funds, in each case, at the time of such vote (collectively, the “Covered Securities”) in favor of the Merger and the other transactions contemplated by the Merger Agreement;

WHEREAS, the Shareholder desires to tender the Covered Securities into the Offer; and

WHEREAS, the board of directors of the Company, by unanimous written consent on April 10, 2011, has approved and declared advisable this Agreement and resolved that this Agreement (including the execution of this Agreement by Parent, Acquisition Sub and the Shareholder) and the transactions contemplated hereby will not (i) result in a Triggering Event for purposes of the Amended and Restated Preferred Stock Rights Agreement, dated as of October 27, 2004 (as amended, the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as Rights Agent, or cause the Shareholder or any of its affiliates to be an “Acquiring Person” under the Rights Agreement, or (ii) cause the Shareholder or any of its affiliates to be an “interested stockholder” for purposes of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”).

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

TENDER OF THE SECURITIES

Section 1.1    Tender of the Securities.  The Shareholder hereby agrees (i) to tender the Covered Securities (or to cause the Covered Securities to be tendered) into the Offer and (ii) to not withdraw the Securities (or to not cause the Covered Securities to be withdrawn) from the Offer at any time.  The Shareholder agrees to use reasonable efforts to take all actions (or to cause all actions to be taken by its affiliates) necessary to effectuate the foregoing.

ARTICLE II

VOTING; GRANT AND APPOINTMENT OF PROXY

Section 2.1    Voting.  From and after the date hereof until the termination of this Agreement in accordance with Article VI, the Shareholder agrees that at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company’s shareholders, however called, or in connection with any written consent of the Company’s shareholders, the Shareholder shall (i) appear at such meeting or otherwise cause the Covered Securities to be counted as present thereat (including by proxy) for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of the Covered Securities, in each case, to the extent such matter is submitted for a vote or written consent of shareholders of the Company and to the extent the Shareholder or its applicable affiliated fund is entitled to vote or provide a written consent in respect of such matter,

(a)   for approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement,

(b)   against any Competing Proposal, without regard to the terms of such Competing Proposal, or any other transaction, proposal, agreement or action made in opposition to the approval and adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement,

(c)   against any other action, agreement or transaction, that would reasonably be expected, or the effect of which would reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Offer or the Merger or the performance by the Shareholder of its obligations under this Agreement, including, without limitation: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries (other than the Offer and the Merger); (ii) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its subsidiaries; (iii) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company who are serving as directors of the Company on the date of this Agreement or as otherwise provided in the Merger Agreement; (iv) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s articles of incorporation or bylaws, except if approved in writing by Parent; or (v) any other material change in the Company’s corporate structure or business, except if approved in writing by Parent.

Section 2.2    Restrictions on Transfers.  The Shareholder agrees that, from the date hereof until the termination of this Agreement in accordance with Article VI, the Shareholder shall not, directly or indirectly, (a) sell, transfer, or tender in any tender or exchange offer, any shares of Company Common Stock or any other voting securities of the Company (collectively, “Securities”), or to enter into any contract with respect to the sale, transfer or tender, any Securities, in each case, other than (i) a tender of Securities into any tender offer or other transaction contemplated by the Merger Agreement, (ii) any sale or other transfer to any of the Shareholder’s affiliates or (iii) any sale or other transfer to any person that agrees to be bound in writing by the terms of this Agreement, (b) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (c) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (a) or (b).

Section 2.3    Inconsistent Agreements.  The Shareholder covenants and agrees that, except for this Agreement, the Shareholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to any Securities and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to any Securities, in the case of each of clause (a) and (b), that would prevent the Shareholder’s compliance with this Agreement.

ARTICLE III
RESERVED

ARTICLE IV
REPRESENTATIONS, WARRANTIES AND COVENANTS
OF THE SHAREHOLDER

Section 4.1    Representations and Warranties.  The Shareholder represents and warrants to Parent and Acquisition Sub as follows: (a) the Shareholder has all necessary corporate, limited liability company or limited partnership power to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder, (b) this Agreement has been duly executed and delivered by the Shareholder and the execution, delivery and performance of this Agreement by the Shareholder have been duly authorized by all necessary action on the part of the Shareholder and no other actions or proceedings on the part of the Shareholder are necessary to authorize this Agreement, (c) assuming this Agreement constitutes the valid and binding agreement of Parent and Acquisition Sub, this Agreement constitutes the valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (d) the Shareholder and its affiliates collectively own [8,549,445] shares of Company Common Stock (without taking into account any shares of Company Common Stock that may be issued to the Shareholder and its affiliates upon conversion of the Company’s 2-3/8% Convertible Bonds due May 15, 2027).

Section 4.2    Covenants.  From and after the date hereof until the termination of this Agreement in accordance with Article VI, the Shareholder:

(a)   agrees not to exercise any rights of appraisal or rights of dissent from the Merger that the Shareholder may have with respect to any Securities;

(b)   agrees to permit Parent and Acquisition Sub to publish and disclose, to the extent required by applicable Law, in the Offer Documents and, if approval of the shareholders of the Company is required under applicable Law, the Proxy Statement, the Shareholder’s identity and ownership of Company Common Stock and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement; and

(c)   agrees in good faith to use reasonable efforts to comply with the provisions of Section 6.6 of the Merger Agreement as if the Shareholder were a “Representative” thereunder; provided, that (i) for the avoidance of doubt, the Shareholder shall not be responsible for the Company’s compliance with Section 6.6 of the Merger Agreement and no breach of this covenant by the Shareholder shall constitute a breach by the Company of Section 6.6 of the Merger Agreement and (ii) the Shareholder shall not be required to enter into any negotiations contemplated by Section 6.6(e) of the Merger Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Section 5.1    Representations and Warranties of Parent and Acquisition Sub. Each of Parent and Acquisition Sub hereby, jointly and severally, represents and warrants to the Shareholder as follows: (a) this Agreement, the Merger Agreement and any agreement of Parent or Acquisition Sub contemplated hereby or thereby (the “Parent Agreements”) have been duly and validly authorized by each of Parent’s and Acquisition Sub’s respective board of directors, (b) each Parent Agreement has been duly executed and delivered by a duly authorized officer or other representative of each of Parent and Acquisition Sub, (c) assuming such Parent Agreement constitutes a valid and binding agreement of the other parties thereto, each Parent Agreement constitutes a valid and binding agreement of Parent or Acquisition Sub, as applicable, enforceable against Parent or Acquisition Sub, as applicable, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (d) the execution and delivery of each Parent Agreement by Parent and Acquisition Sub does not, and the compliance with the provisions hereof will not, conflict with or violate any Law or agreement or organizational documents binding upon Parent or Acquisition Sub, nor require any authorization, consent or approval of, or filing with, any Governmental Authority.  In addition, in reliance on the representations and warranties contained in Section 4.1(d) of this Agreement and that certain Agreement (including the Exhibits thereto), dated as of February 24, 2009, by and among the Company, Elliott Associates, L.P. and certain of its affiliates, each of Parent and Acquisition Sub hereby, jointly and severally, represents and warrants to the Shareholder as follows: (i) the board of directors of the

Company has taken all actions necessary to prevent the Shareholder or any of its affiliates from constituting an “interested stockholder” (as defined in Section 203 of the DGCL) as a result of this Agreement or the transactions contemplated hereby and (ii) the board of directors of the Company has taken all actions necessary (x) to render the  Rights Agreement inapplicable to this Agreement and the transactions contemplated hereby and (y) to prevent (A) the occurrence of any “Triggering Event” (as defined in the Rights Agreement) or (B) the Shareholder and any of its affiliates from constituting an “Acquiring Person” (as defined in the Rights Agreement) under the terms of the Rights Agreement, in each case of (A) and (B), as a result of this Agreement or the transactions contemplated hereby.  Parent and Acquisition Sub shall indemnify and hold harmless Shareholder and its affiliates from any breach of clause (i) or (ii) of this Section 5.1.

ARTICLE VI
TERMINATION

This Agreement shall terminate and be of no further force or effect upon the earliest to occur of (A) the Merger Closing, (B) the date of termination of the Merger Agreement in accordance with its terms, (C) October 4, 2011, (D) any amendment to the Merger Agreement or waiver of the Company’s rights under the Merger Agreement, in each case, that adversely affects the Shareholder and without the prior written consent of the Shareholder, (E) the enactment or issuance of any final and non-appealable Law or the taking of any other final and non-appealable action by any Governmental Authority of competent jurisdiction enjoining or otherwise prohibiting the transactions contemplated hereby and (F) subject to compliance with Section 2.2 hereof, the date on which the Shareholder and its affiliated funds cease to own any Securities.  Notwithstanding the preceding sentence, this Article VI and Article VII shall survive any termination of this Agreement.

ARTICLE VII
MISCELLANEOUS

Section 7.1    Expenses.  Except as otherwise may be agreed in writing, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such costs, fees and expenses.

Section 7.2    Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Acquisition Sub:

c/o Apax Partners, L.P.
601 Lexington Avenue, 53rd Floor
New York, New York 10022
Telecopy:  212-646-7242
Attention:    Jason Wright
                     Magnus Mattsson

with copies to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Telecopy:  212-446-6460
Attention:    Kirk A. Radke
                     Eunu Chun

To the Shareholder:

Elliott Associates, L.P.
712 Fifth Avenue, 36th Floor
New York, New York 10019
Fax:  (212) 478-2871
Attention:   Jesse Cohn

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Fax:  (212) 757-3990
Attention:   Robert B. Schumer and Steven J. Williams

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.  Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 7.2; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later.  Rejection or other refusal to accept or the inability to deliver because of changed address or facsimile of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 7.3    Amendments; Waivers.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Shareholder, Parent and Acquisition Sub, or in the case of a waiver, by the party against whom the waiver is to be effective.  Notwithstanding the foregoing, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 7.4    Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except as otherwise contemplated by this Agreement and except that Acquisition Sub may assign, in its sole discretion, any of or all of its rights, interest and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Acquisition Sub of its obligations hereunder.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Parent shall cause Acquisition Sub, and any assignee thereof, to perform its obligations under this Agreement and shall be responsible for any failure of Acquisition Sub or such assignee to comply with any representation, warranty, covenant or other provision of this Agreement.

Section 7.5    No Partnership, Agency, or Joint Venture.  This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 7.6    Entire Agreement; Benefit.  This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof.  This Agreement is not intended to grant and does not grant standing to any person other than the parties.  The representations and warranties set forth herein and the covenants set forth herein have been made solely for the benefit of the parties to this Agreement and may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate.

Section 7.7    Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only as broad as is enforceable.

Section 7.8    Governing Law.  This Agreement, and all claims or causes of action (whether at Law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 7.9    Jurisdiction; Enforcement.  Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 7.9, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement or the subject mater hereof may not be enforced in or by such courts.  Each of the parties hereto irrevocably consents to the service of process out of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in any such action or proceeding by the mailing of copies thereof by registered mail, postage prepaid, to it its address set forth in Section 7.2 of this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail.  Nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law.

Section 7.10    WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT.

Section 7.11    Remedies.  The Shareholder acknowledges that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, Parent or Acquisition Sub will have the right to seek an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.  The Shareholder agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.  All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party hereunder shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

Section 7.12    Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

Section 7.13    Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” shall be deemed to mean “and/or.”  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 7.14    Counterparts.  This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

                   EAGLE PARENT, INC.

                   By:  /s/ Jason Wright
                   Name:
                   Title:

                   EAGLE MERGER SUB, INC.

                   By:  /s/ Jason Wright
                   Name:
                   Title:

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

                   ELLIOTT MANAGEMENT CORPORATION

                   By:  /s/        Elliot Greenberg
                           Name:  Elliot Greenberg
                           Title:    Vice President